SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE GENERAL MEETING OF COMPANHIA SIDERÚRGICA NACIONAL’S BOARD OF DIRECTORS HELD ON AUGUST 31, 2004, WRITTEN AS A SUMMARY.

NIRE: 33300011595

1.	Date: August 31, 2004.

2.	Time: 10:00 am.

3.	Place: Av. Presidente Juscelino Kubitschek, nº 1830, Torre I, 14º andar, São Paulo, SP.

4.

Attendance: Benjamin Steinbruch (President), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Mauro Molchansky, Darc Antonio da Luz Costa, Yoshiaki Nakano, Edmar Lisboa Bacha and César Augusto Fogarin (Secretary of the Meeting).

6.

Business Resolved: 6.6 – Issuance of Debentures – As provided for in first paragraph of article 59 of law 6.404/76, the Company’s Board of Directors (“Board”), unanimously, approved the amendment and restatement of the Board’s deliberation dated July 27, 2004 regarding the issuance of debentures by the Company and the placement of such debentures in the national capital market, with the following characteristics: (i) total amount of the issuance: R$625,000,000.00 (six hundred twenty five million reais) on the Date of Issuance, which could be increased on the date of issuance up to R$750.000.000,00 (seven hundred fifty million reais), at discretion of the Company and in accordance with the established below; (ii) quantity: 62.500 (sixty two thousand five hundred) debentures, which could be increased upto, but without exceeding, 12.500 additional debentures, as determined by the Company, without submitting it to Brazilian Securities Commission (Comissão de Valores Mobiliários (“CVM”)), as set forth in paragraph 2 of article 14 of CVM Instruction No. 400, dated December 29, 2003; (iii) par value: R$10,000.00 (ten thousand reais) on the date of dssuance; (iv) series: one sole series; (v) classification: nominative, book debentures; (vi) convertibility: not convertible into shares; (vii) kind: unsecured creditor (quirografárias); (viii) date of issuance: for all legal effects, September 1, 2004; (ix) maturity date: 60 (sixty) months, as of the date of issuance; (x) manner of placement: the debentures shall be distributed in the open market, by means of financial institutions that belong to the securities distribution system, with placement under best efforts system; there are not anticipated reserves, minimum or maximum lots; the distribution shall be effective under the result of the bookbuilding procedure, even though if the placement of all debentures is not complete; (xi) subscription period-time: once CVM approves the register request for the debentures issuance, the debentures will be subscribed at any time in the period-time of up 6 (six) months, as of the date of publishing the announcement regarding the beginning of the debentures distribution (Anúncio de Início de Distribuição das Debêntures); (xii) manner of subscription and payment in full: the debentures shall be subscribed using the Custody and Financial Settlements of Securities (Central de Custódia e de Liquidação Financeira de Títulos (“CETIP”)) procedures and Securities Distribution System (Sistema de Distribuição de Títulos - SDT); paid in full in cash in national legal tender upon subscription; (xiii) subscription price: the debentures shall be subscribed by their par value, added by the respective compensation (described below) calculated pro rata temporis as of the date of issuance until payment in full; (xiv) trade: the issuance will be registered so as to be traded in the secondary market by means of the Debentures National System (Sistema Nacional de Debentures - SND) and Bovespa Fix System; (xv) payment of the par value: sole installment on the maturity date; (xvi) compensation: to be defined in accordance with the bookbuilding procedure to be organized by the issuance coordinator leader and to be ratified by the Board at a rate determined from the variation from 103% up to 108% from the average daily rates of Interbank Deposits, "over extra-group", expressed as a yearly percentage, 252 (two hundred and fifty-two) business days basis, calculated and published daily by the CETIP ("DI Rate"); (xvii) payment of the compensation: semiannual, as of the Issuance Date; (xviii) Repricing: there shall be no repricing; (xix) early redemption: there shall not be early redemption; (xx) system of placement: the Company’s Board of Officers is authorized to contract the issuance coordinators and to enter into a coordination agreement under a best efforts system; and (xxi) issuance coordinator: Banco Pactual S.A., which will invite Banco Itaú BBA S.A., Banco Santander Brasil S.A. and BB Banco de Investimentos S.A. to participate of the debentures distribution system, as hired issuance coordinators. The Board of Officers is authorized to perform all acts required to issue the debentures, including negotiate additional conditions for the debentures and its distribution (including clauses regarding early maturity), contract other financial institutions, other than those indicated above, and to execute a deed of issuance of debentures, the coordination agreement, and any other instrument required or related to the issuance of debentures. 6.6.1 Debentures Redemption – the Board approved, unanimously, the early redemption of all debentures of first series, which represent the total of 54,000 (fifty four thousand) debentures, object of the ‘Private Deed of First Issuance of Unsecured Non-Convertible Debentures of Companhia Siderúrgica Nacional’, dated January 10, 2002 (“Deed of Issuance”), pursuant to clauses 3.15 and 4.3 of the Deed of Issuance and in accordance with the delegation of powers granted by the Extraordinary Shareholders Meeting dated January 10, 2002, to be effective on October 4, 2004 (“Redemption”). The Redemption will be carry out under the terms of the Deed of Issuance, subject to the payment of (i) Par Value, added by Compensation applicable up to the date of the Redemption, calculated pro rata temporis; and (ii) reimbursement premium equivalent to 1% of the amount due in accordance with item (i) above, which amount will be available as of October 4, 2004, by means of CETIP or Brazilian Commission of Settlements and Custody (Companhia Brasileira de Liquidação e Custódia – CBLC). The Board authorizes the Officers to carry out all required measures so as to effect the Redemption approved, including the publishing regarding the notice of Redemption in the period of up 5 (five) days as of the date of this meeting. 6.8 - Guaranty – As provided for in item XIX of article 17 of the Companys’ By-Laws, the Board approved, unanimously, the guarantee to be granted by the Company and Companhia Siderúrgica Nacional, LLC to CSN Overseas Ltd. in relation to the loan agreement to be entered into by and between Banco Itaú – Sucursal Ilha da Madeira - Portugal, with the following characteristics: (i) amount: from 20 up to 30 million dollars; (ii) costs: 2,90% higher than Libor semiannual, added by fees of 0,50% to be paid at the time to enter into the loan agreement; (iii) maturity date: 5 (five) years; (iv) amortization: in the end. 6.13 Appointment of Executive Officer – As provided for in item III of article 17 of the Companys’ By-Laws, the Board approved, unanimously, the appointment of Mr. Nelson Geraldo Silva da Cunha, Brazilian, married, eletricist engineer, bearer of the ID Card number 2379377 issued by IFP/RJ, enrolled with the taxpayer register under the number 252.694.297-72, resident and domiciled in Av. Marechal Henrique Lott n.º 180, Bloco 2, ap. 1505, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro to the position of Engineering Executive Officer, for a mandate period of 2 (two) years as of this date. The Executive Officer herein designated, participating in this meeting, states that is not incurred in the provisions of Article 147 of Law No. 6,404/76, amended by Law No. 10,303/01, and CVM Instruction No. 367/02. 6.14 – General Matters: 6.14.1 – Acquisition of Real Estate - the Board approved, unanimously, the acquisition of real estate located in the City of Congonhas, State of Minas Gerais, attached to the land comprising Mina de Casa de Pedra, so as to effect the project regarding the expansion of the Mina de Casa de Pedra. Such real estate is owned by Eduardo Lins Machado Coelho, which total area is of 25,9272 hectares and constructed area is of 452,00m2, registered under number 101512, pages 5194 of the Notary Record Book 2-RG, of Notary Public of Congonhas-MG. I certify that the resolutions transcribed hereunder are true to the original of the minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________
César Augusto Fogarin
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.